UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 12, 2012	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

New Proxy Form for the 2011 Annual General Meeting

I/We _____________________________________ (Note 1), H Shares shareholder account number (if applicable): ________________________________ , address: (Note 1), hold H Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company“) and hereby appoint the chairman of the AGM or Mr./Ms. ________________________________________of address: ____________________________________ (Note 3), to represent me/us to attend the AGM to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 9:00 a.m. on Thursday, 28 June 2012 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the AGM (the “Notice”) and the supplemental notice of the AGM of the Company (the “Supplemental Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice and the Supplemental Notice.

ORDINARY RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	“THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2011.”
2.	“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2011.”
3.	“THAT, to consider and approve the financial reports of the Company for the year 2011.”
4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2011.”
5.	“THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for the year 2012, and to authorise the Board to determine their remuneration.”
6.	“THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2012, and to authorise the Board to determine their remuneration.”
7.	“THAT, to consider and approve the appointment of directors to the sixth session of the Board (Note 12):
(1) to consider and approve the appointment of Xu Zhao as a director of the sixth session of the Board;
(2) to consider and approve the appointment of Gu Jiadan as a director of the sixth session of the Board;
(3) to consider and approve the appointment of Tang Bing as a director of the sixth session of the Board.”
8.	“THAT, to consider and approve the appointment of Xi Sheng as a supervisor of the sixth session of the supervisory committee of the Company.”
9.	“THAT, to consider and approve the provision of guarantee for the financing to be obtained by certain subsidiaries of the Company for the three years from 2012 to 2015.”

SPECIAL RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
10.	“THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the purchase by the Company of twenty Boeing B777-300ER aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.”
11.	“THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the disposal by the Company of five Airbus A340-600 aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.”
12.	“THAT, to consider and approve the Company’s issuance of super short-term commercial paper.”
13.

“ THAT , to consider and approve the proposal to be submitted to the shareholders in general meeting of the Company for granting a general mandate to the Board to issue shares of the Company:

(a) the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii) the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

(iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b) for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii) the expiration of the 12-month period following the passing of this special resolution; or

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c) contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
14.

“THAT, to consider and approve the proposal of the “Issuance of corporate bonds”, the details of which are as follows:

1. Issue size: The amount of the corporate bonds (the “Bonds”) shall not be more than RMB8.8 billion (including RMB8.8 billion). The Bonds may be offered in one tranche or multiple tranches with reference to the Company’s requirements for aircraft financing. Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman are authorised to determine the actual size of issue and number of tranches within the aforesaid scope, based on the Company’s funding requirements and market conditions at the time of issue.

2. Maturity and class of issue: The Bonds offered shall have a term of not more than 10 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman are authorised to determine the actual composition of maturity and the size of each class of the Bonds in terms of maturity, based on relevant requirements and market conditions.

3. Place of Issuance: Within the mainland of The People’s Republic of China.

4. Target investors and placing arrangements for the Shareholders: The Bonds will be issued through public offer and the Shareholders have no pre-emptive rights to subscribe the Bonds.

5. Major use of proceeds: The proceeds will mainly be applied in the purchase of aircraft, re-financing of bank loans to lower the financing costs and optimize the financing structure and supplement of working capital.

6. Guarantee: Guarantee will be provided by China Eastern Air Holding Company.

7. Valid term of the resolution: The resolution on the issuance of the Bonds to be proposed at Shareholders’ meeting shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

8. To authorise Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to adopt at least the following measures in the event that the Company expects its failure to repay the principal of or interest on the Bonds or default on principal or interest payments of the Bonds upon maturity:

(1)    Not distributing profit to the Shareholders;

(2)    Deferring the implementation of capital expenditure projects such as significant external investments, mergers and acquisitions;

(3)    Reducing or suspending wages and bonuses payable to directors and the senior management;

(4)    Prohibiting the release of chief responsible officers of the Company in relation to the Bonds.

9. To generally and unconditionally agree to authorise Mr. Liu Shaoyong, the Chairman, and/or Mr. Ma Xulun, the Vice Chairman, to deal with matters in relation to the issue of the Bonds to ensure the successful implementation thereof, including but not limited to:

(1)    To the extent permitted by laws and regulations, based on the actual conditions of the Company and the market, formulating the detailed plan for the issue of the Bonds and revising and adjusting the terms of the issuance of the Bonds including but not limited to all matters related to the terms of issue such as the actual issue size, the maturity, interest rates of the Bonds or the determination thereof, the timing of the issue, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, guarantees, due dates and methods for principal and interest payments, detailed placing arrangements and where such listing will take place, etc.;

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(2)    Engaging intermediaries to handle matters in relation to the issuance of the Bonds and reporting procedures in relation to listing;

(3)    Selecting a bonds trustee manager for the issuance of the Bonds, executing the entrusted management agreement and formulating rules of proceedings for the bondholders’ meeting;

(4)    Formulating, approving, executing, amending and announcing all legal documents related to the public issue of the Bonds, and making corresponding supplements or adjustments to the reporting documents in accordance with the requirements of regulatory authorities;

(5)    Proceeding with matters related to the reporting and listing procedures of the issue of the Bonds;

(6)    Making corresponding adjustments to the detailed plan of the issue of the Bonds and other relevant matters in accordance with opinions of regulatory authorities or deciding whether to proceed with the issuance of the Bonds in accordance with the actual circumstances in the event of any changes in the policy of regulatory authorities on the issue of corporate bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of the Company;

(7)   Proceeding with other matters related to the issue and listing of the Bonds; and

(8)   The authorisation shall be valid from the date on which the resolution is considered and approved at the Shareholders’ meeting up to the date of expiry of 24 months upon the approval by the China Securities Regulatory Commission with regard to the issuance of the Bonds.

10. To agree to authorise the secretary to the Board of the Company to approve, execute and dispatch relevant announcements and disclose relevant information in accordance with the regulatory rules applicable in the jurisdictions where the shares of the Company are listed.”

Signature(s): _______________________________________ (Note 5)	Date: _______________________________________

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares of the Company registered in your name(s).

3.	If you wish to appoint someone other than the chairman of the AGM, please delete the words ‘‘the chairman of the AGM or‘‘ and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.

4.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“√”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“√”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“√”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion. Abstain votes will be counted in the calculation of the required majority for each resolution.

5.	This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.	This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled (the “Closing Time”) for the holding of the AGM in order for such documents to be considered valid.

7.	IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the Notice (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the AGM on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

8.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:

(i)	If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in the Supplemental Notice.

(ii)	If you have lodged this new proxy form with the Company’s registrar before the Closing Time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.

(iii)	If this new proxy form is lodged with the Company’s registrar after the Closing Time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the Closing Time as mentioned in point 6 above. If you wish to vote at the AGM, you will have to attend in person and vote at the AGM.

You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.

9.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

10.	If a proxy attends the AGM, appropriate identification documents must be produced.

11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.

12.	“Cumulative voting” will be used in respect of the sub-resolutions No. (1) to No. (3) of resolution No. 7, whereas other resolutions will be voted by way of poll.

In “cumulative voting”, for every share held by a shareholder who participates in the voting, the shareholder will have the same number of voting rights which equals the total number of directors or supervisors to be elected. Such shareholder may cast all his votes on one single candidate or different candidates separately. Cumulative voting will be used in carrying out the voting and the counting of voting results in respect of the sub-resolutions No. (1) to No. (3) of resolution No. 7.

Set out below is an example illustrating the voting method using cumulative voting in respect of the sub-resolutions No. (1) to No. (3) of resolution No. 7. Please fill in your intention of voting in accordance with the following instructions:

(i)	In relation to the resolution No. 7, for every share held by you, you will have the same number of voting rights which equals the number of directors to be elected. For example, if you are holding 1 million shares of the Company and 3 directors are to be elected, the aggregate number of votes which you will have will be 3 million (i.e. 1 million shares x 3 = 3 million shares) for resolution No. 7.

(ii)	You may cast on every candidate for director such votes which represent the same number of shares held by you; cast all your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on one candidate; or cast part of your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on certain candidates. If you wish to cast equal number of votes to each candidate for director, please insert a “✓” in the boxes marked “Agree” or “Disagree” as appropriate. Otherwise, please specify the number of votes cast for each of the 3 candidates for director in the boxes marked “Agree”, “Disagree” or “Abstain”. For example, if you are holding 1 million shares of the Company, the number of your votes regarding the resolution No. 7 is 3 million. You may choose to cast the 3 million votes equally amongst the 3 candidates for director (Agree or Disagree); or to cast all your 3 million votes on one candidate for director (Agree or Disagree); or cast 1.5 million votes to candidate A for director (Agree or Disagree), 0.5 million votes to candidate B for director (Agree or Disagree), 1 million votes to candidate C for director (Agree or Disagree), etc.

(iii)	When the total votes, represented by the shares held by you multiplied by the number of directors to be elected, are used up after voting for a candidate for director, you will have no votes remaining to be cast on other candidates for director. i.e., the total number of both of your Agree and Disagree votes cast for 3 candidates for directors shall not exceed the aggregate number of votes to which you are entitled.

(iv)	Please note that when the total votes cast by you on one candidate or some of the candidates for director exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; when the total votes cast by you on one candidate or some of the candidates for director are less than the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares of the Company, the number of your votes regarding the resolution No. 7 is 3 million: (a) if you fill in the “Agree” or “Disagree” of “cumulative voting” under a particular candidate for director with “3 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate for director. Should you fill in the blanks under the resolution No. 7 with any number of shares (other than 0), all your votes on resolution No. 7 will be invalid; or (b) if you fill in the “Agree” (or “Disagree”) of “cumulative voting” under candidate A for director with “1 million shares” and under candidate B for director with “0.5 million shares”, the 1.5 million of votes cast by you are valid and the remaining 1.5 million of votes will be regarded as abstain votes.

(v)	Where the Agree votes cast for a particular candidate for director are more than half of the total number of shares held by all shareholders attending (before cumulation) and where the Agree votes exceed the Disagree votes, the candidate in question will be considered to have won the votes. Where the elected directors at the general meeting are less than the number of directors required to be elected, new rounds of voting are required to be held for election of the remaining directors until the number of directors to be elected are fulfilled.

(vi)	When a new round of director election is held at the Shareholders’ meeting pursuant to (v) above, the calculation of cumulation should be based on the number of directors to be elected during the round of election in question.